Exhibit 99.1

Nano Dimension Revises Proposal to Acquire Stratasys for $20.05 in Cash and Accelerates M&A Strategy

Offer represents a 41% premium to unaffected closing price as of March 3, 2023

“Best and Final” offer to Stratasys Board

In absence of engagement by Stratasys’ Board, Nano Dimension intends to consider other options, including tender offer to enable Stratasys shareholders to maximize value

Company advances additional acquisition opportunities, consistent with long-term strategy

Waltham, Mass., April 03, 2023 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, today announced that it has further increased its offer to acquire Stratasys Ltd. (Nasdaq: SSYS) (“Stratasys”) for $20.05 per share in cash.

Under the terms of the increased proposal, Nano Dimension would acquire the remaining shares of Stratasys it does not currently own for an aggregate of approximately $1.22 billion on a fully diluted basis. This offer represents a premium of 41% to the closing trading price as of March 3rd, 2023, a 44% premium to the Company’s 30-day VWAP, a 54% premium to the 60-day VWAP and a 51% premium to the 90-day VWAP as of March 3rd, 2023.

Revised Offer Represents Further Value and Is the “Best and Final” Offer Made to the Stratasys Board Before Nano Dimension Considers Other Options.

Nano Dimension’s revised offer represents another increase in value of $2.05 per share, or approx. 11.4%, as compared to its March 6th, 2023, proposal and $0.50, or approx. 3%, as compared to its March 29th, 2023 proposal. The proposal, as with the prior offers, presents a significant opportunity for Stratasys shareholders to realize compelling and certain value.

As previously announced, the proposed combination offers significant growth and value creation opportunities. The letter sent to Stratasys’ Board, dated April 3rd, 2023, is included below.  Should the Stratasys Board continue to reject Nano Dimension’s attempts to engage meaningfully around the compelling all-cash offer, Nano Dimension intends to commence a tender offer to ensure that Stratasys shareholders have their say on the best path forward for their investment.

“Today we present our best and final all-cash offer to Stratasys’ Board of Directors, which will deliver immediate and certain value to Stratasys shareholders at a compelling premium and enable us to create the preeminent leader in the rapidly growing AM market,” said Yoav Stern, Nano Dimension’s Chairman and Chief Executive Officer. “We continue to believe in the quality of Stratasys management and we are prepared to move quickly to complete our due diligence so we can finalize a mutually agreeable transaction. However, in the absence of meaningful engagement from Stratasys’ Board on this offer, we will consider a tender offer process to allow Stratasys shareholders to voice their opinion on the proposed transaction.”

Nano Dimension Leveraging Strengths to Pursue Other Opportunities

Consistent with its stated long-term strategy, and with its strong market position and robust balance sheet, Nano Dimension remains ideally positioned to act as a consolidator in the highly fragmented AM market landscape of small- and medium-sized businesses.

In addition to pursuing a strategically and financially compelling acquisition of Stratasys, Nano Dimension is currently engaged in dialogue with two other potential AM acquisition targets. These businesses represent attractive inorganic synergistic growth opportunities that will help Nano Dimension further transform the AM/AME/AE sectors into an AI-Led Cloud Manufacturing Solution and create long-term value for all shareholders.

Letter to Stratasys Board of Directors
To: The Board of Directors of Stratasys Ltd.
Attn:  Dov Ofer, Chairman

Dear Mr. Ofer,

We were disappointed to read through your press release that you rejected our recent proposal dated March 29th, 2023, which offered a 37% premium over your closing share price on March 3rd, 20231 and a 47% premium over the 90-day unaffected VWAP. While it is unfortunate not to have direct engagement from the Stratasys Board of Directors regarding our interest in acquiring the Company, we remain undeterred in our resolve to combine Stratasys Ltd. (“Stratasys” or the “Company”) and Nano Dimension Ltd. (collectively with its affiliates, “NANO”). To illustrate our conviction, we are prepared to increase our indicative, non-binding offer (the “Indicative Offer”) for an all-cash acquisition of the remaining shares of Stratasys that NANO does not currently own (the “Proposed Transaction”).

NANO seeks to acquire the remaining approximately 85.5% of Stratasys’ outstanding ordinary shares (86.3% on a fully diluted basis1) that NANO currently does not own. NANO will offer all Stratasys shareholders $20.05 per Stratasys share in cash, reflecting a premium of 41% to the closing trading price as of March 3rd, 2023, and a 51% premium to the 90-day VWAP.

This is our best and final proposal to the Stratasys Board of Directors. Should Stratasys’ Board continue to fail to engage in a constructive dialogue by Sunday, April 16th, effectively denying Stratasys’ shareholders of an attractive immediate cash premium for their shares, Nano will consider alternative options, including initiating a special tender offer directly to Stratasys shareholders. Let us remind you that the Rights Plan adopted by Stratasys on July 24, 2022, is subject to the Companies Law – 1999 in general, and Sections 329 and 330 in particular. Accordingly, on such special tender offer, your Board may only opine as to the offer and may not interfere. While we may pursue alternative transactions, we intend to prioritize this one as we firmly believe that our Indicative Offer represents a compelling value proposition to Stratasys’ shareholders.

We look forward to hearing from you expeditiously and in any event no later than April 16th, 2023.
Yours Faithfully

(–)

[1]	The Stratasys share price on March 3, 2023, represents the unaffected share price prior to NANO submitting its initial indicative offer to Stratasys’ Board of Directors
[1]	Assumes the Company has 70.693 million fully diluted shares outstanding per the Company’s 20-F dated March 3, 2023, and based on a share price of $20.05.

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit  www.nano-di.com.

Important Information

The potential tender offer by Nano Dimension and/or a subsidiary or affiliate thereof for the outstanding shares of Stratasys referenced in this communication has not yet commenced. This document is for informational purposes only and it is neither an offer to purchase nor a solicitation of an offer to sell shares of Stratasys’ ordinary shares, nor is it a substitute for the tender offer materials that Nano Dimension and/or a subsidiary or affiliate thereof will file with the United States Securities and Exchange Commission (the “SEC”) on Schedule TO. None of Nano Dimension nor any subsidiary or affiliate thereof has committed to commence a tender offer. At the time any such tender offer is commenced, Nano Dimension and/or a subsidiary or affiliate thereof will file a Tender Offer Statement, containing an offer to purchase, a form of letter of transmittal and other related tender offer documents with the SEC, and Stratasys will file a Solicitation/Recommendation Statement relating to such tender offer with the SEC. Stratasys’ shareholders are strongly advised to read these tender offer materials carefully and in their entirety if and when they become available, as they may be amended from time to time, because they will contain important information about such tender offer that Stratasys’ shareholders should consider prior to making any decisions with respect to such tender offer. Once filed, shareholders of Stratasys will be able to obtain a free copy of these documents at the website maintained by the SEC at www.sec.gov.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses considering several alternatives, including considering commenting a special tender offer process for shares in Stratasys. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the SEC on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT
Investor Relations | ir@nano-di.com

NANO DIMENSION MEDIA CONTACT
Kal Goldberg / Bryan Locke / Kelsey Markovich | NanoDimension@fgsglobal.com

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